Exhibit 99.1

Ayr Receives Final License to Sell Adult-Use Cannabis in Watertown, the Company’s Second
Approved Adult-Use Dispensary in Greater Boston

MIAMI, June 9, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announced that the Massachusetts Cannabis Control Commission (“CCC” or the “Commission”) has granted a final license for the sale of adult-use cannabis at its AYR Watertown dispensary in Greater Boston. The CCC voted to grant the final license at its meeting on June 9, 2022.

“With our approval today to open our Watertown dispensary, Ayr will soon have two adult-use dispensaries serving Greater Boston, which has historically been under-served in access to adult-use cannabis,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “The upcoming openings of our Watertown and Back Bay locations represent a huge step forward for our Company, and we could not be more excited to introduce these communities to Ayr’s high-quality and unique product offerings, with a customer experience that delivers on the wonder of cannabis.

“Ayr looks forward to establishing itself as a Force for Good within Watertown, as we have done throughout Greater Boston for the past few years. Our team is committed to using our platform to enact positive change, and we look forward to further demonstrating that promise.”

Sira Naturals d/b/a AYR executed a Host Community Agreement (“HCA”) with the City of Watertown in October 2020. The Company executed two additional HCAs in the Greater Boston area in October and November 2020, respectively -- one in Somerville, where the Company operates a medical dispensary, and the other in Back Bay, where Ayr anticipates opening its doors later this month. Ayr will continue to work closely with the CCC to move toward final approval to commence adult-use operations at all three locations.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com